Exhibit 99.2

FEBRUARY 4, 2020

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2019 relative to 2018. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

Exhibit 99.2

BUSINESS OVERVIEW
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 9 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates one OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 79% of its panel production capacity in North America and 21% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord employed approximately 2,400 people at December 31, 2019.
The table below summarizes the estimated annual production capacity (stated capacity), in millions of square feet (MMsf) (3⁄8-inch basis), at year-end for each mill:

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2019
OSB
100 Mile House, British Columbia(1)	440
Barwick, Ontario	510
Bemidji, Minnesota	550
Chambord, Quebec(2)	550
Cordele, Georgia(1)	1,040
Genk, Belgium	450
Grande Prairie, Alberta	830
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama	500
Inverness, Scotland	720
Jefferson, Texas	500
Joanna, South Carolina	650
La Sarre, Quebec	500
Nacogdoches, Texas	420
8,970
Particleboard
Cowie, Scotland	405
South Molton, England	160
565
MDF
Cowie, Scotland	380
380

Total Panels	9,915

(1)	During 2019, Norbord indefinitely curtailed its 100 Mile House mill and Line 1 of its two-line Cordele mill which has a stated annual production capacity of 440 MMsf.

(2)
In November 2016, Norbord exchanged ownership of its Val-d’Or mill for Louisiana-Pacific Corporation’s curtailed Chambord mill. Production at Chambord has been curtailed since the third quarter of 2008.

Exhibit 99.2

STRATEGY
Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.
Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2019:

Financial Goal	2019 Accomplishments
1. Generate cash.	•	Generated Adjusted EBITDA of $138 million and ROCE of 9%.
	•	Generated Adjusted EBITDA of $85 million in North American operations despite a 40% decline in benchmark OSB prices.
	•	Generated Adjusted EBITDA of $64 million in European operations, almost 50% above the 15-year average.
	•	Continued to manage operating working capital at minimal levels.
2. Protect the balance sheet.	•	Moody’s Investors Service confirmed the Company's issuer credit rating at Ba1 with a Stable outlook. Standard & Poor’s Ratings Services confirmed at BB with a Stable outlook.
	•	Successfully issued $350 million in senior secured notes due 2027 at a rate of 5.75%, using proceeds to repay $240 million senior secured notes, one year prior to maturity.
	•	Ended the year with unutilized available liquidity of $272 million, net debt to capitalization on a book basis of 40% and tangible net worth of $999 million.
	•	Reduced 2020 capital expenditures budget to $100 million, representing 74% of 2019 depreciation and amortization, to maintain balance sheet flexibility.
•
In recognition of the impact of weaker than expected North American OSB markets on 2019 financial results, reset quarterly dividend level to C $0.40 per share and then to C $0.20 per share to maintain balance sheet flexibility.

Exhibit 99.2

The table below summarizes the six key components of Norbord’s business strategy and its performance in each area in 2019:
Strategic Priority	2019 Performance
1. Develop a world-class safety culture.	•	Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at two mills (Genk, Belgium and Nacogdoches, Texas).
•
Under Norbord's Safety Star program, Inverness, Scotland; South Molton, England; Cordele, Georgia; Guntown, Mississippi; Nacogdoches, Texas; and Bemidji, Minnesota mills were recertified with One-Star. Genk, Belgium received Norbord's first-ever Two-Star certification.

	•	Launched new safety brand "Stronger Together" across Company to align Norbord's vision and approach to achieve world-class safety performance.
	•	Overall OSHA recordable injury rate of 1.31 per 100 full-time employees for 2019, better than average in North American panel industry but higher than in previous years.
2. Pursue growth in OSB.	•	Set annual production records at four of 15 operating mills: Nacogdoches, Texas; High Level, Alberta; Genk, Belgium; and Inverness, Scotland.
	•	Progressed ramp-up of first phase investment at Inverness and commenced work on second phase investment to further expand capacity by 225 MMsf (3/8" basis), on track for completion in 2020.
	•	Continued to prepare curtailed Chambord, Quebec mill for eventual restart when warranted by customer demand.
3. Own high-quality assets with low-cost positions.	•	Completed seventh year of capital reinvestment strategy, focused on increasing the production of specialty products for industrial applications and exports, and reducing manufacturing costs.
	•	Reduced North American cash production costs per unit by 1% despite significant market curtailments.
	•	Indefinitely curtailed 100 Mile House, British Columbia mill due to wood supply shortage and high wood prices in the area which did not support the economic operation of the mill.
	•	Indefinitely curtailed Line 1 at Cordele, Georgia mill in response to lower than anticipated OSB demand in the South East region,
	•	Consolidated downtime across remaining North American operating mills resulting in more efficient allocation of production volumes.
4. Maintain a margin-focused operating culture.	•	Margin Improvement Program (MIP) gains from improved productivity and product mix were offset by the efficiency impact of significant production curtailments across the North American mills.
5. Focus on growth customers through best-in-class service and product development.	•	Increased North American shipments to the repair-and-remodelling sector by 19%.
	•	Increased European OSB shipments to key UK and German markets by 9% and 10%, respectively.
6. Allocate capital with discipline.	•	Invested $141 million in capital projects to maintain the Company’s assets and high standards for environmental and safety performance, improve production efficiency and reduce manufacturing costs.
	•	Paid out total dividends of $86 million.
	•	Repurchased 1.6 million common shares under Normal Course Issuer Bids for $44 million.

Exhibit 99.2

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2019	2018	2017
SALES AND EARNINGS
Sales	1,731	2,424	2,177
Operating (loss) income	(16)	504	549
Adjusted EBITDA(1)	138	724	672
(Loss) earnings	(42)	371	436
Adjusted (loss) earnings(1)	(30)	412	389
PER COMMON SHARE EARNINGS
(Loss) earnings, basic	(0.51)	4.29	5.06
(Loss) earnings, diluted	(0.51)	4.27	5.03
Adjusted (loss) earnings, basic(1)	(0.37)	4.76	4.51
Adjusted (loss) earnings, diluted(1)	(0.37)	4.74	4.49
Dividends declared(2)	1.40	6.30	1.50
BALANCE SHEET
Total assets	1,921	1,942	2,103
Long-term debt(3)	657	550	548
Net debt for financial covenant purposes(1)	655	435	333
Net debt to capitalization, market basis(1)	24%	13%	11%
Net debt to capitalization, book basis(1)	40%	28%	21%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	6,145	6,484	6,066
Europe	1,831	1,825	1,867
Indicative average OSB price
North Central ($/Msf–7/16”)	210	351	353
South East ($/Msf–7/16”)	187	315	330
Western Canada ($/Msf–7/16”)	166	307	326
Europe (€/m3)(4)	274	294	239
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	9%	47%	45%
Return on equity (ROE)(1)	(4)%	42%	47%
Cash provided by operating activities	19	608	608
Cash provided by operating activities per share(1)	0.23	7.03	7.05

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long-term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Total sales decreased by $693 million or 29% in 2019 primarily due to lower North American OSB and European panel prices and lower North American shipment volumes.
US homebuilding activity started pulling back in the second half of 2018 and this continued through most of 2019, negatively impacting North American OSB demand and benchmark OSB prices. The North American North Central OSB benchmark price averaged $210 per thousand square feet (Msf) (7/16-inch basis) in 2019, while the South East OSB benchmark price averaged $187 per Msf and the Western Canada OSB benchmark price averaged $166 per Msf, down 40%, 41% and 46%, respectively, versus 2018. Norbord's North American shipment volume decreased 5% in 2019, reflecting the slower US homebuilding demand, partially offset by higher demand from the repair-and-remodelling sector.
Norbord’s European panel business generated above-average financial results despite slower industrial production in Germany and the continued uncertainty from “Brexit” (UK withdrawal from the European Union). Norbord's European total panel shipment volume was slightly higher in 2019 and average panel prices were lower than prior years' very strong levels.

Exhibit 99.2

Against this market backdrop, Norbord generated an operating loss of $16 million in 2019, down from operating income of $504 million in 2018, and Adjusted EBITDA of $138 million in 2019, down from $724 million in 2018 primarily due to significantly lower North American OSB prices. Included in the 2019 operating loss is a pre-tax non-cash impairment charge of $10 million (see Cordele Mill Line 1 Indefinite Curtailment below) and included in 2018 operating income was a pre-tax non-cash impairment charge of $80 million (see 100 Mile House Indefinite Curtailment below). On the controllable side of the business, MIP gains from improved productivity and richer product mix were offset primarily by the efficiency impact of significant production curtailments across the North American mills during the year.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Finance costs	45	37	32
Less: Interest income	(2)	(4)	—
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Depreciation and amortization	136	134	107
Add: Income tax (recovery) expense	(27)	100	81
EBITDA	120	638	656
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Pre-operating costs related to Inverness project	—	—	1
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—
Adjusted EBITDA(1)	$138	$724	$672

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded a loss of $42 million ($0.51 loss per basic and diluted share) in 2019 versus earnings of $371 million ($4.29 per basic share and $4.27 per diluted share) in 2018. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $30 million ($0.37 loss per basic and diluted share) in 2019, compared to Adjusted earnings of $412 million ($4.76 per basic share and $4.74 per diluted share) in 2018. Adjusted earnings declined in 2019 primarily due to the lower Adjusted EBITDA.

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—
Add: Pre-operating costs related to Inverness project	—	—	1
Add: Reported income tax (recovery) expense	(27)	100	81
Adjusted pre-tax (loss) earnings	(41)	557	533
Less: Income tax recovery (expense) at statutory rate(1)	11	(145)	(144)
Adjusted (loss) earnings(2)	$(30)	$412	$389

(1)	Represents Canadian combined federal and provincial statutory rate (2019 and 2018 - 26%; 2017 - 27%).

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
ROCE was 9% compared to 47% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 9% to 47% and has averaged 24% since 2002.

Exhibit 99.2

Norbord remains well positioned to benefit from increasing demand for OSB from non-traditional end uses in North America and growing demand in the Company’s core European markets in the years ahead.
2018 COMPARISON AGAINST 2017
In 2018, total sales increased by $247 million or 11% from 2017. In North America, sales increased by 9% primarily due to a 7% increase in shipment volumes and higher realized prices despite average North Central, South East and Western Canada OSB benchmark prices decreasing by $2, $15 and $19 per Msf, respectively, or 1%, 5% and 6%, respectively. In Europe, sales increased by 20% due to higher panel prices, partially offset by a 2% decrease in shipment volumes.
Against this market backdrop, Norbord generated operating income of $504 million in 2018, down from $549 million in 2017, and Adjusted EBITDA of $724 million in 2018, up from $672 million in 2017 primarily due to higher realized North American OSB prices, higher European panel prices and increased North American shipment volumes, partially offset by higher raw material prices, higher maintenance costs and costs to ramp up the new Inverness, Scotland line. Included in 2018 operating income was a pre-tax non-cash impairment charge of $80 million (see 100 Mile House Indefinite Curtailment below). On the controllable side of the business, MIP gains from richer product mix and improved productivity were offset by higher maintenance-related costs, raw material usages and costs associated with executing on strategic capital and sales growth initiatives. These costs included adding in-house technical and engineering expertise and investing in sales, marketing and production resources.
Norbord recorded earnings of $371 million ($4.29 per basic share and $4.27 per diluted share) in 2018 versus $436 million ($5.06 per basic share and $5.03 per diluted share) in 2017. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $412 million ($4.76 per basic share and $4.74 per diluted share) in 2018, compared to $389 million ($4.51 per basic share and $4.49 per diluted share) in 2017. Adjusted earnings improved in 2018 primarily due to the higher Adjusted EBITDA.

OUTLOOK FOR 2020
US housing starts remain below the long-term annual average of 1.5 million and have been recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.27 million to 1.37 million in 2020, with an average of 1.33 million, which would represent an increase of 3% over 2019. In addition, Norbord expects continued solid growth in repair-and-remodelling and industrial demand in 2020. According to the APA – The Engineered Wood Association (APA), the North American OSB industry produced approximately 23.0 Bsf (3/8-inch basis) in 2019, which is approximately 83% of the industry's operating production capacity. Industry experts forecast this ratio to increase in 2020, due to improving demand and the four OSB lines indefinitely curtailed during 2019. Although Norbord has commenced rebuilding and preparing its indefinitely curtailed mill in Chambord, Quebec for an eventual restart, the Company has not yet made a restart decision, and will only do so when it is sufficiently clear that customers require more product.
Substitution for higher-cost imported plywood continues to drive OSB consumption growth in Europe. In the near-term, the spruce bark beetle infestation in Central Europe is putting downward pressure on panel prices but Norbord expects to be able to lower its raw material prices to partially offset this impact. Norbord expects to produce more OSB in 2020 from the continued ramp-up of the reinvested Inverness, Scotland mill as well as the completion of the second wood room and dryer in the second half of 2020 (see Inverness Project below).
On the input cost side, European wood prices are expected to decline and all other raw material prices in both North America and Europe are expected to be in line with 2019. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.
Norbord is planning to make capital investments of approximately $100 million in 2020 for maintenance of business projects and projects focused on reducing manufacturing costs across the Company’s mills, as well as continuing to advance the Company's North American specialty products and European growth strategy.
Norbord’s flexible balance sheet, competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the years ahead.

Exhibit 99.2

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2019	2018
Sales	1,731	2,424
Adjusted EBITDA(1)	138	724
Adjusted EBITDA margin(1)	8%	30%
Depreciation and amortization	136	134
Additions to property, plant and equipment and intangible assets	144	205
Shipments (MMsf–3/8”)	7,976	8,309
Indicative Average OSB Price
North Central ($/Msf–7/16”)	210	351
South East ($/Msf–7/16”)	187	315
Western Canada ($/Msf–7/16”)	166	307
Europe (€/m3)(2)	274	294

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Markets
North America is the principal market destination for Norbord’s products. North American OSB comprised 77% of Norbord’s panel shipments in 2019. Therefore, results of operations are most affected by changes in North American OSB demand and prices. Norbord continues to execute on its recent strategy of expanding North American sales of OSB into new specialty applications to complement the existing strong commodity products business. Europe comprised 23% of total shipments in 2019. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.
Shipments

(MMsf–3/8”)	2019	2018
North America	6,145	6,484
Europe	1,831	1,825
Total	7,976	8,309
North America
According to the APA, new home construction is the largest end use for the OSB industry in North America, accounting for approximately 56% of OSB consumption in 2019. 2019 US housing starts were up 3% year-over-year to 1.29 million, and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.42 million in December, a 6% increase over December 2018. Single-family starts (which use approximately three times more OSB than multi-family) increased by 1%, and represented 69% of total starts, down slightly from 70% in 2018. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of structural panels (OSB and plywood).

According to the APA, North American OSB production, which is a proxy for OSB demand, decreased by 2% in 2019 to approximately 23.0 Bsf (3/8-inch basis), representing 69% of total North American structural panel production and 83% of the OSB industry’s operating production capacity (79% of industry installed capacity). This compares to an estimated operating rate of 87% in 2018. Plywood production, the other main structural panel, decreased by 3% to approximately 10.5 Bsf (3/8-inch basis).

North American benchmark OSB prices remained below historical averages throughout 2019. Benchmark OSB prices decreased steadily in the first half of the year due to lower demand from the continued pullback in US homebuilding activity, which started in the second half of 2018. As affordability concerns that had negatively affected US housing demand in recent quarters began to moderate, driven by lower mortgage rates and real wage growth, benchmark OSB prices improved modestly in the fourth quarter of 2019. The North Central benchmark OSB price ranged from a low of $180 per Msf (7⁄16-inch basis) in April to a high of $230 per Msf in November and averaged $210 per Msf for the year. The table below summarizes average benchmark OSB prices by region for the relevant years:

Exhibit 99.2

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	2019 ($/Msf-7/16”)	2018 ($/Msf-7/16”)
North Central	15%	$210	$351
South East	36%	187	315
Western Canada	29%	166	307

(1)	Based on the annual capacity figures as at December 31 and excludes the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.

Norbord’s North American shipment volume decreased by 5% in 2019 driven primarily by reduced shipments into the new home construction sector, with growth in the repair-and-remodelling sector providing a partial offset. Within specialty products sales, export volumes were impacted by global trade uncertainty but industrial volumes have increased. Approximately half of Norbord’s sales volume went to the new home construction sector in 2019, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction and specialty applications (which include industrial and export end uses). Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
Europe
In Europe, panel prices declined from the very strong levels of the past two years, and OSB demand was stable in Norbord's key markets. In the UK, where three of Norbord’s four European mills are located, GDP growth was 1.1%, unemployment remained low at 4.0% and housing starts remained steady. In Germany, Europe’s largest continental market, GDP growth moderated to 0.6% on a slowdown in industrial production while housing starts were in line with the previous year. Norbord’s European shipment volume was slightly higher in 2019 due to changes in product mix and in local currency terms, average panel prices for the full year declined 3% from 2018.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. In 2019, the Pound Sterling ranged from a high of 1.20 to a low of 1.08 versus the Euro and averaged 1.14 compared to 1.13 in 2018.
Sales

(US $ millions)	2019	2018
North America	$1,237	$1,907
Europe	494	517
Total	$1,731	$2,424
Total sales decreased by $693 million or 29% in 2019. In North America, sales decreased by 35% primarily due to lower prices and a 5% decrease in shipment volumes, with the average North Central, South East and Western Canada OSB benchmark prices decreasing by $141, $128 and $141 per Msf, respectively, or 40%, 41% and 46%, respectively, compared to 2018. In Europe, sales decreased by 4% due to lower average panel prices and the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar.
Production

(MMsf–3/8”)	2019	2018
North America	6,199	6,430
Europe	1,858	1,858
Total	8,057	8,288
Total production volume decreased by 3% or 231 MMsf (3⁄8-inch basis) in 2019. Due to weaker OSB demand, the Company reduced its North American production. In Europe, the Company's OSB mills continued to increase production, offsetting lower production at its particleboard and MDF sites.
North America
North American production volume decreased by 4% or 231 MMsf (3⁄8-inch basis) primarily due to the indefinite curtailments of 100 Mile House, British Columbia and Line 1 at the Cordele, Georgia mill. Downtime at the remaining operating mills was consolidated, which allowed the Company to more efficiently allocate production volumes resulting in annual production records at the High Level, Alberta and Nacogdoches, Texas mills.

Exhibit 99.2

Production has remained indefinitely suspended at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project below). A restart decision has not yet been made, but Norbord will continue to monitor market conditions. This mill represents 7% of Norbord’s annual estimated capacity in North America.
Excluding the Chambord mill, Norbord’s mills produced at 85% of available capacity in 2019 compared to 95% in 2018. The decrease in capacity utilization was driven by the December 31, 2018 restatement of annual production capacities at a number of mills (to reflect higher production line speeds from converting to PMDI resin technology and subsequent capital invested over the past six years to debottleneck certain mills) as well as the downtime and indefinite curtailments taken during the year.
Cordele Mill Line 1 Indefinite Curtailment
In November 2019, the Company indefinitely curtailed Line 1 of the two-line Cordele, Georgia OSB mill due to continued poor market conditions and lower than anticipated OSB demand, particularly in the South East region. The mill had been operating on a reduced 10/4 schedule since September 5, 2019. As a result, in the third quarter the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill's production equipment. No additional impairment is required for the remaining assets as their recoverable amount is greater than their carrying values. The Company has continued to supply customers from its other operating North American OSB mills. Line 1 has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.
100 Mile House Indefinite Curtailment
In August 2019, the Company indefinitely curtailed the 100 Mile House mill as a wood supply shortage and high wood prices did not support the economic operation of the mill. The region where the mill operated has been under mounting wood supply pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge was further exacerbated by the significant wildfires that the province of British Columbia experienced in the summers of 2017 and 2018. A net charge of $2 million was recognized in the second quarter to provide for severance and related costs, of which $1 million has been paid. Norbord has successfully transferred production to its other operating North American OSB mills, including High Level and Grande Prairie, Alberta. The mill has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

In December 2018, the Company had recorded a non-cash pre-tax impairment charge of $80 million against the carrying value of the mill's fixed assets, reflecting the reduction in the annual allowable cut (timber allowed to be harvested from Crown lands each year) starting in 2019 and the longer-term trend of high wood costs in the region. The impairment charge was calculated as the difference between the carrying value of the mill's fixed assets and its recoverable amount which is based on fair value less costs of disposal. The fair value less costs of disposal calculations use discounted cash flow projections that employ the key assumptions as outlined in the Significant Accounting Policies, Judgements and Estimates section. The Company considered a range of reasonably possible amounts to use for key assumptions and decided upon amounts that represented management’s best estimates at that time.
Europe
European production volume was in line with 2018. Annual production records were achieved at the OSB mills in Genk, Belgium and Inverness, Scotland. All of Norbord’s panel mills ran on full production schedules excluding maintenance and holiday shutdowns and produced at 88% of stated capacity in both 2019 and 2018.

Operating Results

Adjusted EBITDA(1) (US $ millions)	2019	2018
North America	$85	$652
Europe	64	86
Unallocated	(11)	(14)
Total	$138	$724

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord generated Adjusted EBITDA of $138 million in 2019, compared to $724 million in 2018. North American operations generated Adjusted EBITDA of $85 million, compared to $652 million in the prior year. Norbord’s European operations generated Adjusted EBITDA of $64 million, compared to $86 million in 2018.
North America
Norbord’s North American Adjusted EBITDA declined by $567 million primarily due to significantly lower benchmark OSB prices. Lower shipment volumes and higher raw material usages were offset by productivity improvements, lower incentive costs, lower resin prices and the foreign exchange translation impact of a weaker Canadian dollar.

Exhibit 99.2

Europe
Norbord’s European operations Adjusted EBITDA declined by $22 million primarily due to lower average panel prices and higher wood prices.
Corporate
The improved Adjusted EBITDA result in the Unallocated segment in 2019 was primarily the result of lower bonus costs.
Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2019 vs. 2018
Adjusted EBITDA(1) – current period	$138
Adjusted EBITDA(1) – comparative period	724
Variance	(586)
Mill nets(2)	(592)
Volume(3)	(27)
Key input prices(4)	(2)
Key input usage(4)	(9)
Mill profit share and bonus	35
Other operating costs and foreign exchange(5)	9
Total	$(586)

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.

(3)	The volume variance represents the impact of shipment volume changes across all products.

(4)	The key inputs include fibre, resin, wax and energy.

(5)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to ramp up the new Inverness, Scotland line and the one-time impact of adopting the new lease standard in 2019 (see Changes in Accounting Policies).

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results.
On the cost side, fluctuations in uncontrollable raw material prices impact operating costs. In 2019, average resin prices were lower than the prior year in both North America and Europe. Resin prices are indexed to widely used industrial chemicals derived from oil and gas products. North American fibre prices were in line in 2019 but significantly higher in Europe. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.
In 2019, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased 1% versus the prior year due to improved productivity, lower resin prices and the foreign exchange translation impact of a weaker Canadian dollar, partially offset by higher raw material usages and increased curtailments.
For 2019, the Company generated marginal MIP gains as improved productivity and product mix were offset by the efficiency impact of significant production curtailments across North American mills. MIP is measured relative to the prior year at constant prices and exchange rates.
FINANCE COSTS, INTEREST INCOME, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2019	2018
Finance costs	$(45)	$(37)
Interest income	2	4
Depreciation and amortization	(136)	(134)
Income tax recovery (expense)	27	(100)

Exhibit 99.2

Finance Costs
Finance costs increased by $8 million in 2019 primarily due to the utilization charges on drawings on the accounts receivable program (see Accounts Receivable Securitization) and the larger principal and higher interest rate on the 2027 notes issued in June 2019, partially offset by interest costs of $2 million capitalized on qualifying assets in 2019 (2018 - nil).

The effective interest rate on Norbord’s debt-related obligations was 6.0% as at December 31, 2019 (2018 - 5.9%).

Interest Income
Interest income of $2 million (2018 - $4 million) was earned during the year from cash on hand.
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the higher level of investment in production equipment in recent years. Depreciation in 2019 was also impacted by depreciation of right-of-use assets recognized upon adoption of the new lease standard (see Changes in Accounting Policies).
Income Tax
A tax recovery of $27 million was recorded in 2019 on a pre-tax loss of $69 million and a tax expense of $100 million was recorded in 2018 on pre-tax earnings of $471 million. The effective tax rate of 39% (2018 - 21%) differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of non-recurring income tax recoveries.
In 2019 and 2018, the Company made net cash tax payments of $42 million and $117 million, respectively.
At December 31, 2019, the Company has capital losses of C $189 million that can be carried forward indefinitely and non-capital losses of C $15 million that expire by 2037 from operations in Canada, state tax losses of $307 million from operations in the US that expire by 2039, and operating loss carryforwards of €30 million from operations in Belgium that can be carried forward indefinitely. These loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable and will preserve future cash flows. Certain benefits relating to the above losses have been recognized and included in deferred income tax assets in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and recognizes amounts that, in the judgement of management, are probable to be utilized.
LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2019	2018
Cash provided by operating activities	$19	$608
Cash provided by operating activities per share(1)	0.23	7.03
Operating working capital(1)	120	88
Total working capital(1)	202	188
Additions to property, plant and equipment and intangible assets	144	205
Net debt to capitalization, market basis(1)	24%	13%
Net debt to capitalization, book basis(1)	40%	28%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
At year-end, the Company had unutilized liquidity of $272 million, comprising $20 million in cash and cash equivalents, $237 million in revolving bank lines and $15 million in available drawings under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.
The Company’s outstanding long-term debt has a weighted average term of 5.5 years. Norbord’s net debt for financial covenant purposes was $655 million at December 31, 2019, which includes long-term debt of $665 million less cash and cash equivalents of $20 million plus letters of credit and guarantees of $8 million and other liabilities classified as debt for financial covenant purposes of $2 million.

Exhibit 99.2

Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Senior Secured Notes Due 2027
In June 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred with the issuance. In July 2019, the Company used a portion of the proceeds to redeem, prior to maturity, the $240 million senior secured notes due December 2020 (2020 Notes). A premium of $9 million was paid on the early redemption and a $1 million non-cash charge related to net unamortized debt issue costs was recognized. The 2027 notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2023 and 2027 senior secured notes.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at year-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

●	impairment of assets charge for 2018 is excluded;

●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

●	the impact of the 2015 change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At year-end, the Company’s tangible net worth was $999 million and net debt for financial covenant purposes was $655 million. Net debt to capitalization, book basis, was 40%. The Company was in compliance with the financial covenants at year-end.

Exhibit 99.2

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Long-term debt, principal value	$665	$555
Add: Other long-term debt	68	—
Less: Cash and cash equivalents	(20)	(128)
Net debt	713	427
Less: Other long-term debt	(68)	—
Add: Other liabilities classified as debt for financial covenant purposes	2	—
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$655	$435
Shareholders’ equity	$704	$823
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	60	74
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$999	$1,132
Total capitalization	$1,654	$1,567
Net debt to capitalization, market basis	24%	13%
Net debt to capitalization, book basis	40%	28%

(1)	Cumulative subsequent to January 1, 2011.
Debt Issue Costs
Amortization expense related to debt issue costs for 2019 was $2 million (2018 – $2 million).
Accounts Receivable Securitization
The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At year-end, Norbord had transferred but continued to recognize $110 million in trade accounts receivable and recorded drawings of $68 million as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the maximum available drawings under the program were $83 million. The amount the Company chooses to draw under the program will fluctuate with the Company's cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During 2019, the utilization charges on drawings ranged from 1.6% to 4.1%.
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at February 4, 2020, Norbord’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, increased by $32 million during the year to $120 million at year-end, compared to $88 million at December 31, 2018. The year-over-year increase was primarily due to lower accounts payable and accrued liabilities, as well as higher inventory, partially offset by lower accounts receivable. Lower accounts payable and accrued liabilities were primarily attributed to lower mill profit share and bonus accruals due to lower earnings as well as lower accrued capital expenditures. Higher inventory was primarily a result of higher finished goods inventory levels due to the timing of mill curtailments. Lower accounts receivable was primarily attributed to lower North American pricing and shipment volumes. The Company aims to

Exhibit 99.2

minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.
Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less taxes payable, was $202 million as at December 31, 2019, compared to $188 million at December 31, 2018. The increase is attributed to the higher taxes receivable and higher operating working capital, partially offset by the lower cash balance.
Operating activities generated $19 million of cash or $0.23 per share in 2019, compared to $608 million or $7.03 per share in 2018. Cash generation has declined commensurate with the decline in Adjusted EBITDA.
The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

				Payments Due by Period
(US $ millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including interest	$896	$41	$80	$365	$410
Purchase commitments	123	37	28	10	48
Lease obligations	23	8	8	3	4
Reforestation obligations	4	1	1	1	1
Total	$1,046	$87	$117	$379	$463
Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS
Investment in Property, Plant and Equipment

(US $ millions)	2019	2018
Increased productivity and cost reduction	$31	$117
Maintenance of business	46	39
Inverness project	28	12
Chambord rebuild	24	27
Environmental and safety	10	9
Capitalized interest	2	—
Total	$141	$204
The focus of the Company’s capital reinvestment strategy is to improve production efficiency and product mix, reduce manufacturing costs and maintain the Company's assets and high standards for environmental and safety performance. Investment in property, plant and equipment in 2019 was $141 million ($144 million including intangible assets), representing approximately 104% of depreciation and amortization (65% excluding the capital expenditures on the specific projects discussed below).
Key 2019 projects included the second phase of the Inverness, Scotland project and the ongoing rebuild project at Chambord, Quebec (both described below). Key 2018 projects included the Grande Prairie, Alberta debottlenecking project, installation of the new finishing line as part of the Inverness, Scotland project and the rebuild project at Chambord, Quebec.
Norbord is planning to make capital investments of approximately $100 million in 2020 for maintenance of business projects and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord mill rebuild and Inverness expansion project (both described below). It will also include investments to support the Company's strategy to increase the production of specialty products for industrial applications and exports. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.
Inverness Project
During the first phase of the project, the Company invested $147 million from 2016 to 2018 to modernize and expand the Company’s Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill's stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the first quarter of 2019.

Exhibit 99.2

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to be completed by the second half of 2020 and is consistent with the Company's strategy of growing its European OSB capacity to serve continued substitution growth in its key markets. During 2019, $28 million was invested.

Chambord Rebuild Project
Production has remained curtailed at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow over the long-term. In order to support this anticipated growth and enhance the competitive position of the Company's overall manufacturing operations, Norbord is investing $71 million to rebuild and prepare the mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product. The project involves replacing the dryers and investing in the wood handling and finishing areas to streamline the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; to date, less than C $1 million has been received. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. Capital spending of $24 million was invested during 2019 ($51 million project-to-date).
Investment in Intangible Assets
In 2019, investment in intangible assets was $3 million (2018 - $1 million) consisting of timber rights and software acquisition and development costs.
CAPITALIZATION
Common Share Information

At December 31	2019	2018
Shares outstanding (millions)	81.5	83.3
Dividends (US $ millions)	$86	$417
Market price at year-end (C $)	$34.73	$36.30
The decrease in shares outstanding during 2019 was related to share repurchases (see Normal Course Issuer Bid), partially offset by shares issued upon stock option exercises. At February 4, 2020, there were 81.4 million common shares outstanding. The average daily volume traded on the Toronto Stock Exchange (TSX) during 2019 was approximately 318,000 shares compared to approximately 363,000 shares in 2018, and the average daily volume traded on the New York Stock Exchange (NYSE) was approximately 180,000 shares, up from approximately 165,000 shares in 2018.

Normal Course Issuer Bid (NCIB)
In October 2019, Norbord renewed its NCIB in accordance with TSX rules. Under the bid, Norbord may purchase up to 4,083,429 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares may not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX. During 2019, 0.2 million shares were purchased under this bid at a cost of $5 million. In December 2019, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period and in January 2020, the Company repurchased an additional 0.1 million shares under the ASPP at a cost of $2 million.
In October 2018, Norbord renewed its prior NCIB in accordance with TSX rules. Under the bid, Norbord was allowed to purchase up to 5,191,965 of its common shares, representing 10% of the Company’s public float as of October 22, 2018, pursuant to TSX rules. During 2018, 3.8 million shares were purchased at a cost of $102 million and during 2019, 1.4 million shares were purchased at a cost of $39 million. The Company exhausted this NCIB limit with a total of 5.2 million shares repurchased for $141 million.
Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the bid were cancelled.

Exhibit 99.2

Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
Q4 2019	0.20

The dividend level was decreased twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities. The dividend level was increased three times during 2017, reflecting the strength in North American benchmark OSB prices and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the expectation that free cash flow would be sufficient to fund current growth and other capital investment commitments for the foreseeable future. In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level returned to C $0.60 in the fourth quarter of 2018. The dividend level was reduced twice during 2019 in recognition of the impact of weaker than expected North American OSB markets on the Company's financial results during the year.

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.
Stock Options
As at December 31, 2019, options on 1.7 million common shares were outstanding, with 51% vested. The exercise prices for the outstanding options range from C $9.96 to C $46.35, that expire on various dates up to 2029. In 2019, less than 0.1 million stock options were exercised (2018 – 0.3 million stock options), resulting in the issuance of less than 0.1 million common shares (2018 – 0.3 million common shares) for total proceeds of $1 million (2018 – $4 million).
TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2019:
Brookfield
As at December 31, 2019, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

The Company periodically engages the services of Brookfield for various financial, real estate and other business services. In 2019, the fees for services rendered were less than $1 million (2018 – less than $1 million).

Exhibit 99.2

Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2019, net sales of $71 million (2018 – $92 million) were made to Interex. At year-end, $4 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2018 - less than $1 million).

Compensation of Key Management Personnel
The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2019	2018
Salaries, incentives and short-term benefits	$3	$4
Share-based awards	2	2
	$5	$6

Exhibit 99.2

SELECTED QUARTERLY INFORMATION

				2019				2018
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
SALES AND EARNINGS
Sales	373	435	447	476	501	640	707	576
Operating (loss) income	(8)	(12)	(2)	6	(46)	175	236	139
Adjusted EBITDA(1)	27	33	36	42	70	211	273	170
(Loss) earnings	(12)	(17)	(14)	1	(28)	130	174	95
Adjusted (loss) earnings(1)	(11)	(9)	(8)	(2)	26	123	167	96
PER COMMON SHARE EARNINGS
(Loss) earnings, basic	(0.15)	(0.21)	(0.17)	0.01	(0.32)	1.50	2.01	1.10
(Loss) earnings, diluted	(0.15)	(0.21)	(0.17)	0.01	(0.32)	1.49	2.00	1.09
Adjusted (loss) earnings, basic(1)	(0.13)	(0.11)	(0.10)	(0.02)	0.30	1.42	1.93	1.11
Adjusted (loss) earnings, diluted(1)	(0.13)	(0.11)	(0.10)	(0.02)	0.30	1.41	1.92	1.10
Dividends declared(2)	0.20	0.40	0.40	0.40	0.60	4.50	0.60	0.60
BALANCE SHEET
Total assets	1,921	1,862	2,207	1,942	1,942	2,130	2,250	2,097
Long-term debt	657	656	896	550	550	549	549	549
Net debt for financial covenant purposes(1)	655	675	601	564	435	377	276	422
Net debt to capitalization, market basis(1)	24%	25%	20%	17%	13%	10%	8%	13%
Net debt to capitalization, book basis(1)	40%	40%	36%	34%	28%	23%	16%	24%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,335	1,654	1,587	1,569	1,602	1,687	1,674	1,521
Europe	396	440	474	521	452	467	445	461
Indicative average OSB price
North Central ($/Msf–7/16”)	223	217	188	211	243	363	426	370
South East ($/Msf–7/16”)	199	168	186	197	203	305	419	331
Western Canada ($/Msf–7/16”)	190	164	153	160	184	281	403	359
Europe (€/m3)(3)	247	269	285	287	299	305	298	274
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	7%	8%	9%	10%	17%	51%	65%	42%
Return on equity (ROE)(1)	(6)%	(5)%	(4)%	(1)%	10%	44%	58%	37%
Cash provided by (used for) operating activities	28	52	36	(97)	126	228	250	4
Cash provided by (used for) operating activities per share(1)	0.34	0.64	0.44	(1.18)	1.46	2.63	2.89	0.05

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Exhibit 99.2

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months. Operating working capital is also impacted by performance-based incentive accruals which are typically built up over the year and paid out in the first quarter of the subsequent year.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $64 million or $0.78 per basic share (approximately $50 million or $0.61 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, volume and trade discounts, and negotiated prices on industrial and export products cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and had generally been trending higher since the third quarter of 2016, but decreased modestly in 2019.
Norbord has significant exposure to the Canadian dollar with approximately 37% of its global (47% of North America) panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $6 million when all six of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company's European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Impairment of Assets – Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company's Cordele mill (see Cordele Mill Line 1 Indefinite Curtailment). Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic and $0.92 per diluted share) non-cash pre-tax loss related to an impairment charge at the Company's 100 Mile House mill (see 100 Mile House Indefinite Curtailment).
Loss on Disposal of Assets – Included in the fourth quarter of 2019 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies. Included in the second quarter of 2019 is a $1 million ($0.01 per basic and diluted share) non-cash loss on the disposal of production equipment based on capital projects completed during the quarter. Included in the fourth quarter of 2018 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies.
Stock-based Compensation and Related Costs – Included in the fourth, second and first quarters of 2019 and second and first quarters of 2018 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the third quarter of 2018 is $2 million ($0.02 per basic and diluted share) of similar costs.
Costs on Early Debt Extinguishment − Included in the second quarter of 2019 is a $9 million ($0.11 per basic and diluted share) premium paid on the early extinguishment of the senior secured notes due 2020 and a related $1 million ($0.01 per basic and diluted share) non-cash write-off of net unamortized debt issue costs.

Exhibit 99.2

Costs related to 100 Mile House Indefinite Curtailment − Included in the second quarter of 2019 is $2 million ($0.02 per basic and diluted share) of severance and other related costs resulting from the announcement to indefinitely curtail the 100 Mile House mill in August 2019.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
(Loss) earnings	$(12)	$(17)	$(14)	$1	$(28)	$130	$174	$95
Add: Impairment of assets	—	10	—	—	80	—	—	—
Add: Loss on disposal of assets	2	—	1	—	2	—	—	—
Add: Stock-based compensation and related costs	1	—	1	1	—	2	1	1
Add: Costs on early extinguishment of 2020 Notes	—	—	10	—	—	—	—	—
Add: Costs related to 100 Mile House indefinite curtailment	—	—	2	—	—	—	—	—
Add: Reported income tax (recovery) expense	(6)	(6)	(10)	(5)	(26)	37	53	36
Adjusted pre-tax (loss) earnings	(15)	(13)	(10)	(3)	28	169	228	132
Less: Income tax recovery (expense) at statutory rate(1)	4	4	2	1	(2)	(46)	(61)	(36)
Adjusted (loss) earnings	$(11)	$(9)	$(8)	$(2)	$26	$123	$167	$96

(1)	Represents Canadian combined federal and provincial statutory rate (2019 and 2018 - 26%). Q1 to Q3 of 2018 were based on a rate of 27% and a true up for the full year rate of 26% was reflected in Q4.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
(Loss) earnings	$(12)	$(17)	$(14)	$1	$(28)	$130	$174	$95
Add: Finance costs	11	11	12	11	9	10	10	8
Less: Interest income	(1)	—	—	(1)	(1)	(2)	(1)	—
Add: Costs on early extinguishment of 2020 Notes	—	—	10	—	—	—	—	—
Add: Depreciation and amortization	32	35	34	35	34	34	36	30
Add: Income tax (recovery) expense	(6)	(6)	(10)	(5)	(26)	37	53	36
EBITDA	24	23	32	41	(12)	209	272	169
Add: Impairment of assets	—	10	—	—	80	—	—	—
Add: Loss on disposal of assets	2	—	1	—	2	—	—	—
Add: Stock-based compensation and related costs	1	—	1	1	—	2	1	1
Add: Costs related to 100 Mile House indefinite curtailment	—	—	2	—	—	—	—	—
Adjusted EBITDA	$27	$33	$36	$42	$70	$211	$273	$170

Exhibit 99.2

FOURTH QUARTER RESULTS
Sales in the fourth quarter were $373 million, compared to $435 million in the third quarter of 2019 and $501 million in the fourth quarter of 2018. Quarter-over-quarter, sales decreased by $62 million primarily due to lower shipment volumes, partially offset by higher North American OSB prices. Year-over-year, sales decreased by $128 million primarily due to lower North American OSB and European panel prices and lower shipments.
The pace of US homebuilding activity improved in the quarter and North American benchmark OSB prices were up from the prior quarter. Year-over-year, benchmark OSB prices were broadly in line. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q4 2019 ($/Msf-7/16”)	Q3 2019 ($/Msf-7/16”)	Q4 2018 ($/Msf-7/16”)
North Central	15%	$223	$217	$243
South East	36%	199	168	203
Western Canada	29%	190	164	184

(1)	Based on the annual capacity figures as at December 31, 2019 and excludes the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.
In local currency terms, European average panel prices were 6% lower quarter-over-quarter and 12% lower year-over-year.
In North America, shipments were 19% lower than the prior quarter and 17% lower than the same quarter last year primarily due to the curtailments taken during the fourth quarter as well as fewer fiscal days in the current quarter. In Europe, shipment volumes were down by 10% compared to the prior quarter and 12% compared to the same quarter last year primarily due to timing of shipments as well as fewer fiscal days in the current quarter.
Excluding the Chambord mill, Norbord’s North American operating mills produced at 77% of available capacity in the fourth quarter of 2019, compared to 92% in the third quarter of 2019 and 89% in the fourth quarter of 2018. The reduction against both comparative quarters is primarily due to the indefinite curtailments of 100 Mile House and Cordele Line 1. Norbord’s European mills produced at 87% of stated capacity in the fourth quarter of 2019, compared to 84% in the third quarter of 2019 and 89% in the fourth quarter of 2018.
Norbord recorded an operating loss of $8 million in the fourth quarter of 2019 compared to $12 million in the third quarter of 2019 and $46 million in the fourth quarter of 2018. The operating loss for the third quarter of 2019 included a non-cash pre-tax impairment charge of $10 million (see Cordele Mill Line 1 Indefinite Curtailment above) while the fourth quarter of 2018 included a non-cash pre-tax impairment charge of $80 million (see 100 Mile House Indefinite Curtailment above). Norbord’s Adjusted EBITDA for the fourth quarter was down $6 million from the third quarter of 2019 and $43 million from the fourth quarter of 2018. The quarter-over-quarter decline in Adjusted EBITDA was primarily due to lower shipment volumes and the year-over-year decline was primarily due to lower North American OSB prices.

Exhibit 99.2

Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2019 vs. Q3 2019	Q4 2019 vs. Q4 2018
Adjusted EBITDA(1) – current period	$27	$27
Adjusted EBITDA(1) – comparative period	33	70
Variance	(6)	(43)
Mill nets(2)	11	(50)
Volume(3)	(20)	(21)
Key input prices(4)	2	3
Key input usage(4)	(6)	(2)
Mill profit share and bonus	(2)	5
Other operating costs and foreign exchange(5)	9	22
Total	$(6)	$(43)

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.

(3)	The volume variance represents the impact of shipment volume changes across all products.

(4)	The key inputs include fibre, resin, wax and energy.

(5)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to ramp up the new Inverness, Scotland line and the one-time impact of adopting the new lease standard in 2019 (see Changes in Accounting Policies).

Adjusted EBITDA was generated from the following geographic segments:

(US $ millions)	Q4 2019	Q3 2019	Q4 2018
North America	$20	$24	$50
Europe	11	11	24
Unallocated	(4)	(2)	(4)
Total	$27	$33	$70
Norbord’s North American operations generated Adjusted EBITDA of $20 million in the fourth quarter of 2019 versus $24 million in the third quarter of 2019 and $50 million in the fourth quarter of 2018. Quarter-over-quarter, the decrease of $4 million was primarily attributed to lower shipment volumes (partially due to fewer fiscal days), seasonally higher raw material usages and the impact of production curtailments, partially offset by modestly higher OSB prices. The year-over-year decrease of $30 million was primarily attributed to lower OSB prices and shipment volumes, partially offset by lower raw material prices and improved productivity.
In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 8% versus the third quarter of 2019 due to seasonally higher raw material usages and the impact of production curtailments. Unit costs decreased by 3% versus the fourth quarter of 2018 due to lower raw material prices and improved productivity.
Norbord’s European operations generated Adjusted EBITDA of $11 million in the fourth quarter of 2019, unchanged from the third quarter of 2019 and $13 million lower than the same quarter last year. Quarter-over-quarter, lower average panel prices and shipment volumes were offset by lower maintenance-related costs. Year-over-year, lower average panel prices and shipment volumes were partially offset by lower incentive costs due to lower earnings.
Norbord recorded a loss of $12 million ($0.15 loss per basic and diluted share) in the fourth quarter of 2019, versus a loss of $17 million ($0.21 loss per basic and diluted share) in the third quarter of 2019 and a loss of $28 million ($0.32 loss per basic and diluted share) in the fourth quarter of 2018. Included in the third quarter of 2019 was a $10 million non-cash pre-tax impairment charge (see Cordele Mill Line 1 Indefinite Curtailment above) and included in the fourth quarter of 2018 was an $80 million non-cash pre-tax impairment charge (see 100 Mile House Indefinite Curtailment above).
Excluding the impact of non-recurring items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $11 million ($0.13 loss per basic and diluted share) in the fourth quarter of 2019 compared to an Adjusted loss of $9 million ($0.11 loss per basic and diluted share) in the prior quarter and Adjusted earnings of $26 million ($0.30 per basic and diluted share) in the fourth quarter of 2018. Year-over-year, Adjusted earnings decreased primarily due to the lower Adjusted EBITDA.

Exhibit 99.2

FINANCIAL POLICIES
Capital Allocation
Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.
Liquidity
Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.
At year-end, the Company had unutilized liquidity of $272 million, comprising $20 million in cash and cash equivalents, $15 million in available drawings under its accounts receivable securitization program and $237 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.
Credit Ratings
Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).
At February 4, 2020, Norbord’s long-term debt and issuer ratings were (the Company ceased using the services of DBRS effective June 19, 2019):

	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured notes	BB+	Ba1
Issuer	BB	Ba1
Outlook	Stable(1)	Stable

(1)	Outlook adjusted from Positive in June 2019.
Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.
Use of Financial Instruments
Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.
CHANGES IN ACCOUNTING POLICIES

(i)	Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported under IAS 17, Leases (IAS 17).

Exhibit 99.2

Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding ROU assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord's 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment.

The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.
The following practical expedients were also applied upon transition to IFRS 16:

•	excluded initial direct costs from the measurement of ROU assets at the date of initial application;

•	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease;

•	used a single discount rate on a portfolio of leases with similar characteristics.
The application of the above practical expedients did not result in any impact to retained earnings. The accounting policy has been updated accordingly.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have a significant impact on its consolidated financial statements.
FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments are effective for the annual period beginning on January 1, 2020 and provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. Norbord has assessed its financial instruments and does not expect these amendments to have an impact on its consolidated financial statements upon adoption.

Exhibit 99.2

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.
In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:
Judgements
Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency
The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes
In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.

Estimates
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2019 are:

(i)	Inventory
The Company estimates the net realizable value of its finished goods and raw material inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets
When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Leases
The Company estimates the initial amount of ROU assets and lease obligations to recognize using estimates regarding the Company's incremental borrowing rate, the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options.

Exhibit 99.2

(iv)	Employee Benefit Plans
The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments
The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.
RISKS AND UNCERTAINTIES
Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.
Product Concentration and Cyclicality
OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of commodity grades of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.
Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products, including the US housing market, are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction (primarily in the US, Canada, Western Europe and Japan), seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt and the Company's share price.
Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in realized product prices on Adjusted EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”	$ 64(1)
OSB – Europe	€10 per 000 m3	11

(1)	Approximately $50 million or $0.61 per basic share based upon the last 12 months of production.
Liquidity
Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon its credit ratings and financial market conditions. Although Norbord has notes maturing in 2023 and 2027, bank lines that are committed to May 2021 and a securitization program that has an evergreen commitment subject to termination on 12 months' notice, financing

Exhibit 99.2

may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

LIBOR, the London interbank offered rate, is widely used as a reference for setting the interest rate on loans globally. Interest rates under the Company's revolving bank lines and certain cash investments are based, at the Company's election, on either LIBOR or a base rate, plus a spread over the index elected. LIBOR will be discontinued by the end of 2021 and it is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. If the method for calculation of LIBOR changes, if LIBOR is no longer available or if lenders have increased costs due to changes in LIBOR, Norbord may incur increases in interest rates on borrowings. Further, Norbord may need to renegotiate its credit facilities and cash investments that utilize LIBOR as a reference rate in determining the interest rate to replace LIBOR with the new standard that is established.
Covenants
Norbord's revolving bank lines contain customary restrictive covenants that limit the Company's discretion with respect to certain business matters. In addition, the credit agreements contain quarterly financial covenants that require Norbord to maintain a minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. A failure to comply with the obligations in the credit agreements could result in a default, which if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the credit agreements were to be accelerated, there can be no assurance that Norbord's assets would be sufficient to repay in full that indebtedness or other debt.
Competition
The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing and freight costs, availability of key production inputs, continued free access to markets, customer service, product quality and innovation, financial resources and currency exchange rates, as well as excess capacity amongst competitors. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed, making the use of Norbord’s products less attractive for certain applications.
Customer Dependence
Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2019, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord. In addition, credit risk may become concentrated with fewer customers and could impact Norbord's ability to fully collect on receivables.
Cross Border Trade
Norbord’s future performance is dependent upon international trade and, in particular, cross border trade between Canada and the US and between the UK and European Union. Access to markets in the US, the European Union and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.
Changes in Government Policy and Regulation
On June 23, 2016, the UK voted in favour of exiting the European Union, or “Brexit”. The results of the UK’s referendum and the initiation and implementation of the Brexit process (including the UK leaving the European Union effective January 31, 2020 and the commencement of the transition phase) have caused, and are anticipated to continue to cause, uncertainty, as well as volatility in the financial markets and economy generally, which may in turn have a material adverse effect on our business, financial condition and results of operations and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the Pound Sterling and Euro.

Exhibit 99.2

Manufacturing Inputs
Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.
Fibre Resource
Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market purchases and private supply agreements. In Europe, wood fibre is purchased from government and private landowners.
When Norbord acquires timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability, frequency and severity of these natural events. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.
In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.
Indigenous groups have claimed substantial portions of land in various Canadian provinces over which they claim Indigenous title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.
Wood Certification
The majority of the Company's European wood suppliers and Canadian Crown timberlands are subject to third-party certification to the Forest Stewardship Council (FSC) or the Sustainable Forestry Initiative (SFI) sustainable forest management standards. Demand for the Company's products in Europe may be reduced if certification is not maintained. In addition, changes in sustainable forest management standards or Norbord's determination to seek certification for conformance with alternate sustainable forest management standards may increase the cost of wood fibre.
Currency Exposures
Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.
Norbord’s foreign exchange exposure arises from the following sources:

●	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

●	net Canadian dollar-denominated monetary assets and liabilities; and

●	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Exhibit 99.2

Third-party Transportation Services
Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control and could affect the Company's sales and profitability. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.
Employee Retention and Labour Relations
Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, proximity to mill locations, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.
Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 35% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor representing members at the OSB mills in La Sarre, Quebec, Barwick, Ontario and Chambord, Quebec expire on June 30, 2021, July 31, 2022 and June 1, 2026, respectively. The contract with the Public and Private Workers of Canada representing members at the indefinitely curtailed OSB mill in 100 Mile House, British Columbia expires on June 30, 2023. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry. In addition, disputes with Norbord's trade unions may lead to litigation, the result of which may adversely impact cash flow and profitability.
Environmental and Other Regulations
Norbord’s operations are subject to a range of general and industry-specific laws and regulations that apply to most of the Company’s business activities. This includes environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. Further, the Company is required to obtain approvals, permits and licences for the operation of its manufacturing facilities which impose conditions that must be complied with. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable laws and regulations. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.
Climate Change
Norbord’s operations are subject to natural or man-made events such as forest fires, floods, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations, and other events that may be associated with or exacerbated by warmer climate conditions. Such events could adversely affect Norbord's operations, including access to or availability of fibre and other raw materials, or the operations or demand of the Company's suppliers and customers. In addition, government restrictions, standards or regulations intended to reduce greenhouse gas emissions or potential climate change impacts may increase the Company's energy, transportation or raw material costs, which could adversely affect Norbord's financial results.

International Sales
A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

Product Liability and Legal Proceedings
Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other

Exhibit 99.2

claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.
Capital Intensity
The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced, or that operation of the Company’s manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Norbord is required to review its long-lived assets for indicators that their carrying values will not be recovered. Indicators could include high raw material costs, changes in demand for the Company's products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.
Strategic Initiatives and Acquisitions
Norbord’s future success is in part dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that Norbord will be able to successfully implement important strategic initiatives in accordance with the Company’s expectations, which may adversely affect the business and its financial results. Norbord evaluates potential acquisitions from time to time and has in the past grown through acquisitions. In the future, the Company may not be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate the assets or business without disrupting existing operations.
Tax Exposures
In the normal course of business, Norbord takes various positions in the filing of its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.
Potential Future Changes in Tax Laws, including Tax Rates
The Company’s structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise has a material adverse effect on its profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect.

Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect Norbord or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.
US Tax Reform Legislation
On December 22, 2017, US federal income tax reform legislation known as the Tax Cuts and Jobs Act was signed into law. Although the Company has recognized a net income tax recovery due to the reduction of the income tax rate, the long-term tax effect of the Tax Cuts and Jobs Act on Norbord, whether adverse or favourable, is uncertain, since enactment of tax reform proposals has occurred slowly over the past two years and may not become evident for some period of time.
Defined Benefit Pension Plan Funding
Although Norbord’s defined benefit pension plans are closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency or going concern deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs

Exhibit 99.2

from these assumptions or any of these assumptions change such that the solvency or going concern deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.
Information Technology Infrastructure
In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.
Cyber Security
Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING
In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively. In addition, there have been no changes in Norbord’s internal control over financial reporting during the quarter ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2019 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the impairment of assets charge, costs on early extinguishment of 2020 Notes and pre-operating costs related to phase 1 of the Inverness, Scotland expansion project. Other

Exhibit 99.2

items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.
The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Pre-operating costs related to Inverness project	—	—	1
Less: Costs related to 100 Mile House indefinite curtailment	2	—	—
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Reported income tax (recovery) expense	(27)	100	81
Adjusted pre-tax (loss) earnings	(41)	557	533
Less: Income tax recovery (expense) at statutory rate(1)	11	(145)	(144)
Adjusted (loss) earnings	$(30)	$412	$389

(1)	Represents Canadian combined federal and provincial statutory rate (2019 & 2018 - 26%; 2017 - 27%).
Adjusted EBITDA is defined as (loss) earnings determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the impairment of assets charge, costs on early extinguishment of 2020 Notes and pre-operating costs related to phase 1 of the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2019	2018	2017
(Loss) earnings	$(42)	$371	$436
Add: Finance costs	45	37	32
Less: Interest income	(2)	(4)	—
Add: Costs on early extinguishment of 2020 Notes	10	—	—
Add: Depreciation and amortization	136	134	107
Add: Income tax (recovery) expense	(27)	100	81
EBITDA	120	638	656
Add: Impairment of assets	10	80	—
Add: Loss on disposal of assets	3	2	12
Add: Stock-based compensation and related costs	3	4	3
Add: Pre-operating costs related to Inverness project	—	—	1
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—
Adjusted EBITDA	$138	$724	$672

Exhibit 99.2

The following tables reconcile Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

				2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$70	$64	$(14)	$120
Add: Impairment of assets	10	—	—	10
Add: Loss on disposal of assets	3	—	—	3
Add: Stock-based compensation and related costs	—	—	3	3
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—	2
Adjusted EBITDA	$85	$64	$(11)	$138

				2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$570	$86	$(18)	$638
Add: Impairment of assets	80	—	—	80
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	4	4
Adjusted EBITDA	$652	$86	$(14)	$724

				2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$627	$39	$(10)	$656
Add: Loss on disposal of assets	11	1	—	12
Add: Stock-based compensation and related costs	—	—	3	3
Add: Pre-operating costs related to Inverness project	—	1	—	1
Adjusted EBITDA	$638	$41	$(7)	$672

(1)	EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of 2020 Notes.
Adjusted EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.
Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	2019	2018
Accounts receivable	$136	$149
Inventory	230	220
Prepaids	13	12
Accounts payable and accrued liabilities	(259)	(293)
Operating working capital	$120	$88

Exhibit 99.2

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	2019	2018
Operating working capital	$120	$88
Cash and cash equivalents	20	128
Taxes receivable	63	—
Taxes payable	(1)	(28)
Total working capital	$202	$188
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2019	2018
Property, plant and equipment	$1,427	$1,402
Intangible assets	21	20
Accounts receivable	136	149
Inventory	230	220
Prepaids	13	12
Accounts payable and accrued liabilities	(259)	(293)
Capital employed	$1,568	$1,510
ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted (loss) earnings divided by average shareholders’ equity adjusted for the 2018 net impairment of assets charge and the accrued share purchases as at December 31, 2018. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	2019	2018
Shareholders’ equity	$704	$823
Add: Impairment of assets (net of tax)	59	59
Add: Common shares to be repurchased and cancelled	—	42
Shareholders' equity for ROE	$763	$924
Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, and letters of credit and guarantees outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

Exhibit 99.2

(US $ millions)	2019	2018
Long-term debt, principal value	$665	$555
Add: Other long-term debt	68	—
Less: Cash and cash equivalents	(20)	(128)
Net debt	713	427
Less: Other long-term debt	(68)	—
Add: Other liabilities classified as debt for financial covenant purposes	2	—
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$655	$435
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2019	2018
Shareholders’ equity	$704	$823
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income movement(1)	60	74
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth	$999	$1,132

(1)	Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Exhibit 99.2

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” "suggests," "considers," "pro forma," "potential," “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program (MIP); (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (10) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (11) impact of any product liability claims in excess of insurance coverage; (12) risks inherent to a capital intensive industry; (13) impact of future outcomes of tax exposures; (14) potential future changes in tax laws, including tax rates; (15) effects of currency exposures and exchange rate fluctuations; (16) future operating costs; (17) availability of financing, bank lines and/or securitization programs; (18) impact of future cross border trade rulings or agreements; (19) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (20) ability to implement new or upgraded information technology infrastructure; (21) impact of information technology service disruptions or failures; and (22) changes in government policy and regulation.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.